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                                                                Andrew D. Myers

March 24, 2006

VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attn:    John Reynolds
         Assistant Director
         Division of Corporation Finance

Re:      Harbor Acquisition Corporation
         Amendment No. 6 to Registration Statement on Form S-1
         REGISTRATION STATEMENT NO. 333-126300
         -----------------------------------------------------



Dear Mr. Reynolds:

Harbor Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 6 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 6 marked to show the changes made from Amendment No. 5 to the Registration Statement, which was filed with the Commission on December 9, 2005. Following the filing of Amendment No. 5, the Commission informed the Company that it had no further comments to the Registration Statement.

We understand that the Commission may review the changes made in Amendment No.
6. For your convenience, I would like to identify the changes made, which are as follows.

     1. The Company has included financial information as of and through December 31, 2005.

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Securities and Exchange Commission
March 24, 2006
Page 2

     2. John Carson, who has been a director of the Company, will serve as Chairman of the Board of Directors. Robert J. Hanks, who was the Chairman, will remain as Chief Executive Officer and a member of the Board of Directors.

     3. Subject to registration, the Company will complete a placement of 2,000,000 warrants at $0.65 per warrant to its initial stockholders, each of whom is an accredited investor. The $1.3 million proceeds from the private placement will be held in the trust account and the initial stockholders will waive any claim to such proceeds in the event of a liquidation of the Company. As a result, these proceeds will be available for payment to public stockholders if the Company liquidates or to stockholders who elect to convert their shares to cash on consummation of a business combination. The warrants and shares of common stock underlying the warrants will be registered in the Registration Statement to avoid any integration issues that may otherwise arise. The purchasers will agree not to transfer the warrants until the Company consummates a business combination.

     4. The underwriters have agreed to deposit their non-accountable expense allowance of $1,350,000 into the trust account until the Company completes a business combination. This amount will be paid on a pro rata basis to stockholders who elect to convert their shares to cash on consummation of a business combination, or forfeited to the public stockholders in the event the Company does not complete a business combination within the time frame specified in the prospectus.

     5. One of the Company's initial stockholders will loan the Company $150,000, which amount will also be deposited in the trust account and repaid from interest generated from the principal in the trust account.

     6. The working capital requirements of the Company will be funded from interest generated from the trust account, rather than directly from the net proceeds from the offering. As a result of this change and those described in items 3, 4 and 5 of this letter, the principal of the trust account recoverable by the public stockholders in the event the Company liquidates or by stockholders electing to convert their shares to cash will increase to 96.3% of the public offering price of the units.

     7. The Company has added a third underwriter.

     8. The Company will issue a unit purchase option to Ferris, Baker Watts, Incorporated. (This unit purchase option and the underlying securities were included in the Company's original filing and the registration fees have been paid. The Company had removed the option in a subsequent amendment). The Company has included disclosure regarding the valuation of the unit purchase option on pages 55 and F-8 of Amendment No. 6.

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Securities and Exchange Commission
March 24, 2006
Page 3

     9. Mr. Hanks and Mr. Dullum, as well as Grand Cru Management, LLC, which they own and control, have transferred shares of common stock of the Company in private transactions to Mr. Carson. All shares held by the initial stockholders will be held in escrow.

     10. One of the Company's initial stockholders recently died in a tragic plane accident. The shares held by his estate were transferred to an LLC owned by his brother, who is one of the Company's special advisors.

     Pending confirmation that the Commission has completed its review of Amendment No. 6, the Company anticipates requesting acceleration on or about April 4, 2006. If you have any questions concerning the material provided herein, please do not hesitate to call William F. Griffin, Jr., at this office, or the undersigned.

Very truly yours,


Andrew D. Myers

cc:  Mr. Michael Carney, SEC Branch Chief, Mail Stop 3561
     Mr. Duc Dang, SEC
     Mr. Robert J. Hanks
     Mr. David A. Dullum
     Elizabeth Hughes, Esquire
     William F. Griffin, Jr.